[ROPES AND GRAY LETTERHEAD]

August 9, 2007	Joel B. Collins (617) 951-7955 joel.collins@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	H. Christopher Owings, Division of Corporation Finance
With copies to:	Matthew Benson, Division of Corporate Finance Peggy Kim, Division of Corporate Finance
Re:	Michaels Stores, Inc. Form S-4 filed July 10, 2007 as amended August 9, 2007 File No. 333-144435

Dear Mr. Owings:

On behalf of our client, Michaels Stores, Inc., a Delaware corporation (the 'Company'), please accept for review this response to the comment letter to Jeffrey N. Boyer of the Company, dated August 2, 2007 from the staff of the Securities and Exchange Commission. We have also filed via EDGAR simultaneously with this letter (i) Amendment No. 1 to the Company's Registration Statement on Form S-4, amended (and marked) as appropriate to address such comments and (ii) a letter requesting acceleration of effectiveness of the Registration Statement. A copy of the Amendment to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

For reference purposes, the staff's comment as reflected in the staff's letter dated August 2, 2007, is reproduced in bold in this letter, and the corresponding response of the Company is shown below the comment.

1.
Please provide the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

  RESPONSE TO COMMENT 1

  The undertakings required by Item 512(a)(5)(ii) of Regulation S-K have been included in Item 22 of Part II of the Amendment to the Registration Statement.

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        I hope that the foregoing has been responsive to the staff's comments. If you have any questions about this letter or require any further information, please call me at (617) 951-7955.

Respectfully submitted,

/S/ JOEL B. COLLINS

Joel B. Collins

cc:	Jeffrey N. Boyer C. Elaine Hernandez David A. Fine